FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

COMMUNICATION ON

TRANSACTIONS WITH RELATED PARTIES

Companhia Brasileira de Distribuição (“Company”) in compliance with Article 30, XXXIII of CVM Rule No. 480, amended by CVM Rule No. 552, announces to its shareholders and the general market that entered into a Purchase Agreement (“Agreement”) on June 6, 2019 with Sendas Distribuidora S.A. (“Assaí” and jointly with the Company, “Companies”) and E.M.C. Distribution Limited (“EMC” and jointly with the Companies, “Parties”), with the following terms:

Parties	(i) Company (Contracting Party); (ii) Assaí (Contracting Party); and (iii) EMC (Contractor).
Relation with the Issuer

(i)         Relation between the Companies: The Company holds 100% of Assaí’s capital stock.

(ii)       Relation between the Companies and Assaí: The Companies and EMC are directly or indirectly controlled by Casino Group.

Purpose of the Agreements	Hiring of EMC to perform the importation of non-food and food products (except perishables and wines), on a non-exclusive basis, upon request of purchase orders by the Companies.
Date of the Transactions/ Execution of the Agreements	The Agreement was executed on June 6, 2019.
Main Terms and Conditions

The validity term of the Agreement is of five years, renewable for equal periods successively.

EMC will make available to the suppliers a letter of credit to be issued by a financial institution in the amount corresponding to the purchase of the products to be acquired, upon purchase orders placed by the Companies. The letter of credit will set forth certain conditions required by the Companies to be fulfilled by the suppliers.

For each purchase order, EMC will issue a “pro forma” invoice. The Companies will pay the invoices within the deadlines set forth in each “pro forma” invoice.

EMC will issue the invoices to the Companies containing (i) the prices for the acquisition and importation of the requested products and (ii) costs incurred by EMC for such activities.

The Agreement may be terminated by any Party: (i) at any time upon a thirty-day prior notice from one Party to the other; (ii) in the event of breach of any of the Parties not remedied within thirty days of the receipt of a notice by the defaulting Party; (iii) in the event of winding-up, liquidation, bankruptcy, or judicial or extrajudicial recovery of any of the Parties; (iv) in the event Casino, Guichard Perrachon S.A. is not the direct or indirect controlling shareholder of any Party; and (v) in the cases provided by law.

a

Detailed Reasons for which the Management considers that the transaction has observed commutative conditions or provides appropriate compensatory payment

The Companies´ managements understand that the Agreement has observed commutative conditions and adequate compensatory payment, since: (i) it was analyzed according to the rules provided in the Company´s Related Parties Transactions Policy (“Policy”); (ii) it reflects negotiation conditions in line with market practice.

Description of the measures taken and procedures adopted to ensure the commutativity of the transaction

The negotiation was conducted by the Companies’ management, independently and in accordance with the Policy.

Under the terms of the Policy, it binds not only the Company, but also its subsidiaries that are not publicly-held companies, such as Assaí, which capital stock is totally held by the Company. Thus, the Agreement was subject to a prior analysis of the Company's Audit Committee to verify compliance with the Policy guidelines in the course of the transaction process, as well as approval by the  Company´s Board of Directors.

Reasons For Which the management carried out the Transaction

The Companies' managements executed the Agreement with EMC in accordance with terms usually practiced with international suppliers.

In addition, EMC is contracted on a non-exclusive basis and will perform importations in favor of the Companies if the conditions to be offered for each purchase, on a case-by-case basis, are most cost-effective in terms of price, quality and costs of the products. Thus, EMC would be another option in the market to import products, especially from Asia.

Finally, by acting as a trading partner for several companies of Casino Group, EMC is able to negotiate good trading conditions in the global negotiation to import products, including better payment terms. These payment terms allow the generation of working capital gains and synergy for the Companies.

Eventual participation of the counterpart, its partners or managers in the procedure of decision of the issuer on the transaction or negotiation of the transaction as representatives of the issuer, describing this participation

Not applicable.

São Paulo, June 7, 2019.

DANIELA SABBAG

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 7, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.